Exhibit 99.1

PRESS RELEASE

Source: Neptune Technologies & Bioressources Inc.

Neptune Extends Global MaxSimil® Licence To Cannabis-Derived Products

Laval, Québec, CANADA – November 27, 2017 – Neptune Technologies & Bioressources Inc. (“Neptune Wellness” or the “Company”) (NASDAQ – TSX: NEPT), today announced an exclusive, worldwide and royalty bearing licensing agreement for the use of the MaxSimil® technology, a patented omega-3 fatty acid delivery technology and strong growth driver of Neptune’s Solutions business, in combination with cannabis-derived products.

This new agreement allows Neptune to research, manufacture, formulate, distribute and sell monoglyceride omega-3-rich ingredients in combination with cannabis and/or cannabinoid-rich hemp-derived ingredients for medical and adult use applications.

As indicated in the past, the Company believes the MaxSimil® technology has the ability to enhance absorption of lipid-based and lipid soluble ingredients such as cannabinoids, essential fatty acids including EPA and DHA omega-3s, vitamins A, D, K and E, CoQ10 and others. This could be especially beneficial in increasing the absorption of ingredients which are not easily absorbed, such as cannabidiol (CBD).

“Neptune’s strategy is to position itself in segments characterized by size and growth and the legal cannabis industry fits well with this and our wellness mission. Our core competencies in science, regulatory affairs, formulation, commercialization and oil extraction are tremendous foundations to position ourselves for success. Over the past year, MaxSimil® has been a proven winner in our Solutions Business and we are excited to apply this technology to cannabis-derived products. We will now begin investigating the impact of this innovative technology on the absorption and benefits of cannabis and cannabinoid ingredients,” said Jim Hamilton, President & CEO of Neptune.

The Company submitted a written application to Health Canada to produce cannabis oil under the Access to Cannabis for Medical Purposes Regulations (ACMPR), which at this time has been confirmed by the agency as being at the Review and Security Clearance stage (stage 2 of 6).

About Neptune Technologies & Bioressources Inc.

Neptune is a wellness products company, with more than 50 years of combined experience in the industry. The Company develops turnkey solutions available in various unique delivery forms, offers specialty ingredients such as MaxSimil®, a patented ingredient that may enhance the absorption of lipid-based nutraceuticals, and a variety of other marine and seed oils. Neptune also sells premium krill oil directly to consumers through web sales at www.oceano3.com. Leveraging our scientific, technological and innovative expertise, Neptune is working to develop unique extractions in high potential growth segments such as in the medical cannabis field.

Neptune is also pursuing opportunities in the prescription drug markets, through its 34% owned subsidiary Acasti Pharma Inc. (“Acasti”). Acasti focuses on the research, development and commercialization of omega-3 phospholipid therapies for the treatment of severe hypertriglyceridemia.

The Company’s head office is located in Laval, Quebec.

Forward Looking Statements

Statements in this press release that are not statements of historical or current fact constitute “forward-looking statements” within the meaning of the U.S. securities laws and Canadian securities laws. Such forward-looking statements involve known and unknown risks, uncertainties, and other unknown factors that could cause the actual results of Neptune to be materially different from historical results or from any future results expressed or implied by such forward-looking statements. In addition to statements which explicitly describe such risks and uncertainties, readers are urged to consider statements labeled with the terms "believes," "belief," "expects," "intends," "anticipates," "will," or "plans" to be uncertain and forward-looking. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release. Forward-looking information in this press release includes, but is not limited to, information or statements about our ability to successfully develop, produce, supply, promote or generate any revenue from the sale of any cannabis-based products for medical use, as well as the results of any clinical trials associated thereto.

The forward-looking statements contained in this press release are expressly qualified in their entirety by this cautionary statement and the “Cautionary Note Regarding Forward-Looking Information” section contained in Neptune’s latest Annual Information Form (the “AIF”), which also forms part of Neptune’s latest annual report on Form 40-F, and which is available on SEDAR at www.sedar.com, on EDGAR at www.sec.gov/edgar.shtml and on the investor section of Neptune’s website at www.neptunebiotech.com. All forward-looking statements in this press release are made as of the date of this press release. Neptune does not undertake to update any such forward-looking statements whether as a result of new information, future events or otherwise, except as required by law. The forward-looking statements contained herein are also subject generally to other risks and uncertainties that are described from time to time in Neptune public securities filings with the Securities and Exchange Commission and the Canadian securities commissions. Additional information about these assumptions and risks and uncertainties is contained in the AIF under “Risk Factors”.

Neither NASDAQ nor the Toronto Stock Exchange accepts responsibility for the adequacy or accuracy of this release.

Neptune Wellness Solutions Mario Paradis VP & CFO, Neptune m.paradis@neptunecorp.com 1.450.687.2262 x236	Investor Relations Contact (Canada) Pierre Boucher MaisonBrison 1.514.731.0000 pierre@maisonbrison.com	Investor Relations Contact (U.S.) Ed McGregor/Jody Burfening LHA, IR 1.212.838.3777 emcgregor@lhai.com